

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Daniel B. Wolfe
Chief Executive Officer
Yukon New Parent, Inc.
c/o 180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042

> **Re: Yukon New Parent, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed June 12, 2025**
> **File No. 333-286043**

Dear Daniel B. Wolfe:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2025 letter.

Amendment No. 2 to the Registration Statement on Form S-4

General

1. We note your response to prior comment 41 and your Rule 425 filing dated January 17, 2025, which includes statements suggesting the combination of asset management and insurance businesses is expected to generate returns of "~26%." If these statements continue to reflect your expectations, please revise Background of the Mergers, MD&A, and/or where appropriate to address the underlying assumptions. If this statement no longer reflects your current view, please clarify so in the Form S-4 and explain why.

About This Preliminary Joint Proxy Statement/Prospectus, page i

2.   We note your response to prior comment 40. We further note that on page i you state "neither Mount Logan nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of 180 Degree Capital's financial statements." You also make a similar statement for 180 Degree Capital. These statements appear to imply a disclaimer of responsibility for this information in the registration statement by both Mount Logan and 180 Degree Capital. Please revise this section and others with similar statements to remove such implication.

The Mergers
Mount Logan's Reasons for the Mergers, page 120

3.   We note that, in your response to prior comment 9, you state in the registration statement that the other proposals you considered "never progressed beyond early stages"; however, in your response letter you stated that a proposed business combination with Canaccord Genuity G Ventures Corp. was announced in August 2023. Please revise to clarify or advise us why the announced transaction is not deemed progressed beyond early stages.

Opinion of 180 Degree Capital's Financial Advisor
MLC Projections, page 134

4.   We note that the financial projections provided to Fenchurch for 2024 includes $21.9 million in asset management revenue for Mount Logan, whereas the audited consolidated Statement of Operations for the year ended December 31, 2024, reflects only $15.0 million in actual asset management revenue. Please revise to further clarify the basis for the 2024 projection and why it materially exceeds the actual audited results for the same year.

5.   We note your statement that neither "Mount Logan or its management considers the MLC Projections to be predictive of actual future performance or that the MLC Projections should be relied upon in any way in making a decision regarding the proposed Business Combination, any investment in Mount Logan, or any other matter." We further note your statement that "[n]either Mount Logan nor any other person makes any representation regarding the MLC Projections or the ultimate performance of Mount Logan compared to the MLC Projections or any other prospective financial information." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate these disclaimers.

Regulatory Approvals and Related Matters, page 135

6.   We note your response to prior comment 16. Please revise your disclosure in the registration statement to clarify the status of required filings or notices and the expected timing of remaining approvals.

Critical Accounting Estimates - Insurance Solutions Segment
Goodwill, page 295

7.   We note your response to prior comment 33 and revised critical accounting estimates disclosures regarding goodwill impairment testing. Please further revise and expand your disclosure for the following:

- the percentage by which fair value exceeded carrying value as of the date of the most recent test;

- a description of the key assumptions used and how the key assumptions were determined as described in your response; and

- how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Management's Discussion and Analysis, page 340

8.   We note that you have included interest rate sensitivity disclosure for Mount Logan on pages 270 and 302. However, similar interest rate sensitivity disclosure does not appear to be provided for 180 Degree Capital Corp. In this regard, we also note your disclosure discussing interest rate risk and interest rate sensitivity as a potential impact to earnings for 180 Degree Capital Corp. Please revise to provide interest rate risk and sensitivity information for 180 Degree Capital or tell us why you believe it is not required. Refer to Item 305 of Regulation S-K.

Index to Financial Statements
180 Degree Capital Corp., page F-1

9.   In regards to the unaudited interim financial statements for 180 Degree Capital Corp., we note that reference on page F-2 to the three month periods ended March 31, 2025 and 2024 included on page F-183. Please address the following.

- It appears that the page number references for the interim financial statements refer to your annual financial statements. Revise to ensure the appropriate page number references are included.

- It appears that you have only included unaudited interim financial statements for the three months ended March 31, 2025, but not for the three months ended March 31, 2024 as stated on the index. We also note your results of operations discussion on pages 344 through 348 within the MD&A includes a comparison between the three months ended March 31, 2025 and 2024. For the unaudited interim financial statements, revise to provide the corresponding interim period of the preceding year or if you believe it is not applicable or required, tell us why and revise the index to the financial statements to clarify accordingly.

- Tell us your consideration to disclose a statement in the interim financial statements consistent with the requirements of Rule 3-03(d) of Regulation S-X.

July 1, 2025
Page 4

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: John Mahon, Esq.